July 24, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Benjamin Richie
Lauren Nguyen
Al Pivot
Terence O’Brien

Re:	Concentra Group Holdings Parent, Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-280242

Dear Mr. Ritchie and Ms. Nguyen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Concentra Group Holdings Parent, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to July 24, 2024, at 4:00 P.M., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Dechert LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Dechert LLP, Attention: Anna Tomczyk, by facsimile to (212) 698-3599.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Dechert LLP, by calling Anna Tomczyk at (212) 641-5626.

If you have any questions regarding this request, please contact Anna Tomczyk of Dechert LLP at (212) 641-5626.

Sincerely,

Concentra Group Holdings Parent, Inc.

/s/ William K. Newton
William K. Newton Chief Executive Officer

cc:	Stephen M. Leitzell, Dechert LLP
Anna Tomczyk, Dechert LLP